SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                   -----------

                                  FUNDTECH LTD.
                 (Translation of Registrant's Name Into English)


            12 HA'HILAZON STREET, 5TH FLOOR, RAMAT GAN 52522, ISRAEL
                    (Address of principal executive offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
      Form 20-F  X            Form 40-F
                ----                   ---

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
      Yes               No  X
         ---                --

      (If "Yes is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):  82-          .)
                                                  ----------


       Registrant's telephone number, including area code: (201) 946-1100

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                                EXPLANATORY NOTE

Attached is:

1. Press release, released publicly on June 10, 2002, annoucing Fundtech Ltd. Stock Options Exchange Program for Employees.

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       FUNDTECH LTD.


                                       By: /s/ Yoram Bibring
                                          ------------------------------
                                          Yoram Bibring
                                          Chief Financial Officer

Date:  June 10, 2002

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                                                                      ATTACHMENT


                                 [FUNDTECH LOGO]

         CONTACT:


Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
Email: yoramb@fundtech.com




                    FUNDTECH ANNOUNCES STOCK OPTIONS EXCHANGE
                              PROGRAM FOR EMPLOYEES

JERSEY CITY, N.J. - June 10, 2002 - Fundtech Ltd (NASDAQ: FNDT), a leading provider of global payments and cash management solutions, today announced the commencement of a voluntary stock option exchange program for employees.

Under the program participating employees will be given the opportunity to have unexercised stock options previously granted to them cancelled, in exchange for replacement options that will be granted at a future date. Replacement options will be granted at a ratio of one new option for each option cancelled, at an exercise price equal to the fair market value of the Company's Ordinary Shares on the date of the re-grant, which is currently expected to be on or about January 15, 2003. Options to purchase an aggregate of 1,011,600 Ordinary Shares are eligible to be exchanged in the program. A participating employee will have until July 9, 2002 to submit options for cancellation.

"Our employees, who have made considerable economic sacrifices, are our most important asset and are essential for our long term success," said Reuven Ben Menachem, Chairman and CEO of Fundtech, "Stock options are an incentive program designed to focus our employees on creating long-term shareholders value. The majority of the outstanding options have lost their usefulness as an important incentive tool and by realigning the option exercise prices we hope to restore the incentive power of previously granted options."

The exchange program has been designed in accordance with Financial Accounting Standard Board (FASB) interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" - An Interpretation of APB Opinion No. 25. Accordingly, the Company anticipates that there will be no variable compensation charges as a result of the exchange program.

About Fundtech

Fundtech (http://www.fundtech.com) is a leading provider of global payments and cash management solutions which enables businesses, through their banks, to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet software products and services automate the

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process of transferring  funds among  corporations,  banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time. Fundtech's solutions have been sold to more than 700 financial institutions around the globe.

Forward Looking Statements:

Statements included in this Release may contain forward-looking statements. Such forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may relate, but are not limited, to projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including general economic and market conditions, changes in regulations and taxes and changes in competition in pricing environment. Undo reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

CONTACT: Fundtech Ltd.
Yoram Bibring, 201/946-1100
yoramb@fundtech.com